March 23, 2009

Submitted on EDGAR under "CORRESP"

Ms. Kathryn McHale

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:	Pacific Financial Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 13, 2009

File No. 000-29892

Dear Ms. McHale:

We are in receipt of your letter dated March 18, 2009, regarding the subject filing. Our client, Pacific Financial Corporation, has decided to withdraw the proposal relating to amendments to its Articles of Incorporation. Accordingly, the Company will file definitively proxy materials without the proposal in connection with mailing of the proxy statement for the annual meeting of shareholders.

Please feel free to call me at 503-205-2552, or David Post at 503-205-2517 if you have any questions.

Very truly yours,

/s/Mary Ann Frantz